UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September, 2013

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Porton Down Science Park, Salisbury

Wiltshire, SP4 0JQ

United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐            No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐            No  ☒

Other Events

On September 24, 2013, GW Pharmaceuticals plc issued a press release announcing that it granted options to its directors under the GW Pharmaceuticals plc Long-Term Incentive Plan, which was approved by shareholders on March 18, 2008 (filed as Exhibit 10.42 to the Form F-1 Registration Statement (File No. 333-187356) filed by GW Pharmaceuticals plc on April 18, 2013 in connection with its U.S. initial public offering).  The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1	Press Release dated September 24, 2013

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer

Date: September 24, 2013

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